BANK'S COPY

Our Ref: Corporate Banking – A141217

Confidential

26 February 2015

Bonso Advanced Technology Limited
Room 1404 14/F
Cheuk Nang Centre
9 Hillwood Road
Tsimshatsui
Kowloon

Attention: Mr. Anthony So

Dear Sirs,

BANKING FACILITIES

With reference to our recent discussions, we, Hang Seng Bank Limited (the "**Bank**") have reviewed your banking facilities and are pleased to offer the following revised banking facility/ facilities (the "**Facilities**") to the borrower(s) specified below (the "**Borrower**").

The Facilities will be made available on the terms and conditions set out in this letter and the Standard Terms and Conditions for Banking Facilities attached and upon satisfactory completion of the security specified below.

The Facilities are subject to review at any time and in any event by **29 February 2016** and also subject to our overriding right of repayment on demand, including the right to call for cash cover on demand for prospective and contingent liabilities. The Bank shall have an unrestricted discretion to cancel or suspend, or determine whether or not to permit drawings in relation to, the Facilities.

1. **Borrower**

   Bonso Advanced Technology Limited
   Bonso Electronics Limited

BANK'S COPY

Bonso Advanced Technology Limited
Our Ref: Corporate Banking – A141217

2. **Facilities and Limits**

(I) **Facilities available to Bonso Advanced Technology Limited and Bonso Electronics Limited ("Borrowing Group I")**

Combine Limit	HKD20,000,000
Overdraft (OD)	(HKD5,000,000)
Combine Limit	(HKD7,800,000)
- Standby Documentary Credits (SDC)	[(HKD7,800,000)]
- Bank Guarantee (GTE)	[(USD1,000,000)]
Documentary Credits (DC)	(HKD20,000,000)
- Trust Receipt (TR)	[(HKD20,000,000)]
Local Documentary Credits (Local DC)	(HKD18,000,000)
- Trust Receipt under Local Documentary Credits (TR under Local DC)	[(HKD18,000,000)]
Import Trade Loans (ITL)	(HKD18,000,000)
Documents Against Payment (DP)	(HKD20,000,000)
Documents Against Acceptance (DA)	(HKD20,000,000)
Factoring Facility (FTG)	(USD2,400,000)
Negotiation under Documentary Credits with discrepancies (L/G)	HKD5,000,000
Treasury Product(s) Facility (ERL)	USD25,737,500 (Notional Limit)
Total Facility Limit	**HKD25,000,000**
	USD25,737,500

(II) Facilities available to Bonso Advanced Technology Limited ("Borrowing Group II")

Revolving Loan Facility (RLN1)	HKD7,000,000
Revolving Loan Facility (RLN2)	HKD8,000,000
Term Loan Facility (TL1)	HKD3,694,444.52
Term Loan Facility (TL2)	HKD4,583,333.33
Total Facility Limit	**HKD23,277,777.85**
Grand Total Facility Limit	**HKD48,277,777.85**
	USD25,737,500

Note:

(a) The aggregate outstanding under OD, SDC, GTE, TR, TR under Local DC, ITL, DA and FTG facilities shall not at any time exceed HKD20,000,000.

(b) The aggregate outstanding under SDC and GTE facilities shall not at any time exceed HKD7,800,000.

(c) The aggregate outstanding of all sub-limits shall not at any time exceed the Facility Limit of that Facility and the Total Facility Limit.

3. Facilities and Conditions

Overdraft Facility (For Borrowing Group I)	: Account No. : (1) 259-229698-001 of Bonso Electronics Limited (2) 259-358729-001 of Bonso Advanced Technology Limited Interest: 1% per annum over BLR on daily balances, payable monthly in arrears. Interest on Unauthorized Overdraft: 8% per annum over BLR

Revolving Loan Facility (RLN1) (For Borrowing Group II)	:	Facility Amount: HKD7,000,000
		Drawdown: Drawdown can be made in HKD, subject to availability as determined at the Bank's discretion. For any drawdown, Bonso Advanced Technology Limited shall give the Bank three Business Days prior written notice.
		In a minimum amount of HKD5,000,000 and an integral multiple of HKD1,000,000.
		Availability Period: Subject to the Bank's periodic review.
		Interest Rate and Payment: 2.25% per annum over HIBOR or the Bank's Cost of Funds, whichever is higher, payable at the end of each interest period or quarterly in arrears if 6/12 months period is selected. Bonso Advanced Technology Limited may select an interest period which shall be 1/2 week(s) or 1/2/3/6/12 month(s).
		Repayment: Each loan shall be repayable on the maturity date of such loan drawdown unless the Bank allows for a rollover.
		Prepayment: Voluntary prepayment is not permitted during an interest period.
Revolving Loan Facility (RLN2) (For Borrowing Group II)	:	Facility Amount: HKD8,000,000
		Drawdown: Drawdown can be made in HKD, subject to availability as determined at the Bank's discretion. For any drawdown, Bonso Advanced Technology Limited shall give the Bank three Business Days prior written notice.
		In a minimum amount of HKD5,000,000 and an integral multiple of HKD1,000,000.
		Availability Period: Subject to the Bank's periodic review.

		Interest Rate and Payment: 2.25% per annum over HIBOR or the Bank's Cost of Funds, whichever is higher, payable at the end of each interest period or quarterly in arrears if 6/12 months period is selected. Bonso Advanced Technology Limited may select an interest period which shall be 1/2 week(s) or 1/2/3/6/12 months. Repayment: Each loan shall be repayable on the maturity date of such loan drawdown unless the Bank allows for a rollover. Prepayment: Voluntary prepayment is not permitted during an interest period.
For RLN1 and RLN2 facilities	:	Condition(s): (i) Each drawdown of the RLN1 and RLN2 facilities shall be against 100% of the pledged security (the "Charged Security"), as mentioned in **Security** section below, in current market value ("the CMV"); (ii) The drawdown proceeds from the RLN1 and RLN2 facilities shall be restricted for purchasing of investment product(s) (the "**Purchased Securities**") through the Bank; (iii) The Purchased Securities shall be pledged to the Bank as Charged Securities (as mentioned in "Security" section below) for the RLN1 and RLN2 facilities throughout the loan tenor; (iv) Upon selling the Purchased Securities, the proceeds from selling the Purchased Securities should be firstly used to repay the outstanding loan balance (both principal and interest) corresponding to relevant drawdown.
Documentary Credits (For Borrowing Group I)	:	For issuance of documentary credits for the account of the Borrower in favour of third parties and covering import of goods in the ways acceptable to the Bank and/or acceptance of bills drawn thereunder.

Trust Receipt (For Borrowing Group I)	:	For trust receipt facility relating to goods imported and financed under the Bank's documentary credits issued for the account of the Borrower with tenor up to 120 days less any usance/credit periods granted by the suppliers of the Borrower. The interest shall be 2.5% per annum over HIBOR or the Bank's Cost of Funds, whichever is higher for HKD loan and 2.5% per annum over LIBOR or the Bank's Cost of Funds, whichever is higher for Foreign Currency loan.
Local Documentary Credits (For Borrowing Group I)	:	For issuance of documentary credits for the account of the Borrower in favour of third parties / local beneficiaries and covering import of goods by calling for simple / insecure shipping evidence satisfactory to the Bank.
Trust Receipt under Local Documentary Credits (For Borrowing Group I)	:	For trust receipt facility relating to goods imported and financed under the Bank's Local DC with tenor up to 120 days. The interest shall be 2.5% per annum over HIBOR or the Bank's Cost of Funds, whichever is higher for HKD loan and 2.5% per annum over LIBOR or the Bank's Cost of Funds, whichever is higher for Foreign Currency loan.
Import Trade Loans (For Borrowing Group I)	:	For extension of trade loans to finance the Borrower's import of goods as evidenced by its suppliers' invoices and any other relevant documents as required. The availability of any particular trade loan will be subject to such conditions as the Bank may decide from time to time with tenor up to 150 days. The interest shall be 2.5% per annum over HIBOR or the Bank's Cost of Funds, whichever is higher for HKD loan and 2.5% per annum over LIBOR or the Bank's Cost of Funds, whichever is higher for Foreign Currency loan.

Standby Documentary Credits (For Borrowing Group I)	:	For issuance of standby documentary credits for the account of the Borrower in favour of third parties and covering services and/or other performances in the ways acceptable to the Bank and/or acceptance of bills drawn thereunder. the Borrower shall reimburse the Bank immediately on demand all amounts of claims under any standby documentary credit issued for its account. Any amount not reimbursed by it to the Bank shall bear default interest at such rate as the Bank may at its absolute discretion determine from time to time.
Documents Against Payment (For Borrowing Group I)	:	For purchase of documentary export D/P bills drawn on parties acceptable to the Bank.
Documents Against Acceptance (For Borrowing Group I)	:	For purchase of documentary export D/A bills drawn on parties acceptable to the Bank with tenor up to 120 days. The interest shall be 2.5% per annum over HIBOR or the Bank's Cost of Funds, whichever is higher for HKD loan and 2.5% per annum over LIBOR or the Bank's Cost of Funds, whichever is higher for Foreign Currency loan.
Negotiation under Documentary Credits with discrepancies (For Borrowing Group I)	:	For negotiation of discrepant documents, secured or unsecured by goods, presented under export documentary credits issued by banks acceptable to the Bank.
Factoring Facility (For Borrowing Group I)	:	Subject to terms and conditions set out in separate letter (with subject "Offer Letter – Factoring Agreement").
Bank Guarantee (For Borrowing Group I)	:	For issuance of bank guarantee for the account of the Borrower in favour of third parties in the ways acceptable to the Bank.
Treasury Product(s) Facility (For Borrowing Group I)	:	Product: Spot/Forward Exchange/Option Notional Amount: USD25,737,500 Terms and Conditions: All transactions are subject to the terms of an ISDA Master Agreement between the Borrower and the Bank.

The Bank reserves the right at its absolute discretion to decide whether or not this facility may be utilised in any particular instance, to specify conditions on which it may be utilised and the terms of any individual transaction.

Treasury Product(s) Facility remain subject to the Bank's overriding right to call for cash cover on demand if in the Bank's view a negative foreign exchange position requires such cover. Further, the Bank may close out any or all of the Borrower's outstanding forward foreign exchange contracts and demand settlement of the balance due.

In consideration of the Bank's provision of / transacting the Product to / with the Borrower, the Borrower hereby undertakes to the Bank that the Borrower's engagement of the Product with the Bank are for genuine hedging purpose and will not constitute over hedging.

This ERL facility is restricted to HKD/USD/RMB/EUR transactions only.

Term Loan Facility (TL1) (For Borrowing Group II) : Loan Account No.: 337-049100-302

Outstanding Loan Amount: HKD3,694,444.52 as of 23 February 2015

Original Loan Amount: HKD7,000,000

Final Maturity Date: 5 September 2016

Interest Rate and Payment: 2.25% per annum over 1 month HIBOR or the Bank's Cost of Funds, whichever is higher, payable at the end of each interest period. No Interest Period shall extend beyond the Final Maturity Date.

Repayment: Principal is repaid by 36 monthly instalments, commencing 1 month after first drawdown.

All sums which may become due to the Bank from time to time in respect of this facility (including but not limited to principal and interest) are to be directly debited from the account maintained with the Bank.

Prepayment: Prepayment (in whole or in part) is allowed provided that the Bank receives 2 Days' prior written notice and such prepayment is made on an interest payment date with a minimum amount of HKD1,000,000 and in its integral multiple. Any amount prepaid shall not be available for utilization.

Term Loan Facility (TL2) (For Borrowing Group II) : Loan Account No.: 337-079040-302

Outstanding Loan Amount: HKD4,583,333.33 as of 23 February 2015

Original Loan Amount: HKD5,000,000

Final Maturity Date: 17 November 2017

Interest Rate and Payment: 2.25% per annum over 1 month HIBOR or the Bank's Cost of Funds, whichever is higher, payable at the end of each interest period. No Interest Period shall extend beyond the Final Maturity Date.

Repayment: Principal is repaid by 36 monthly instalments, commencing 1 month after first drawdown.

All sums which may become due to the Bank from time to time in respect of this facility (including but not limited to principal and interest) are to be directly debited from the account maintained with the Bank.

Prepayment: Prepayment (in whole or in part) is allowed provided that the Bank receives 2 Days' prior written notice and such prepayment is made on an interest payment date with a minimum amount of HKD1,000,000 and in its integral multiple. Any amount prepaid shall not be available for utilization. A prepayment fee of 1% (1st-12th month after drawdown) on the amounts prepaid will be charged.

Revolving Loan Facility (RLN2) and Term Loan Facility (TL1 and TL2)	:	Undertaking: Customary for financing of this nature and appropriate in judgment of the Bank to be applied to Bonso Advanced Technology Limited, throughout the life of the these facilities, including but not limited to:

(1) Bonso Advanced Technology Limited shall ndertake the RLN2, TL1 and TL2 facilities will not be used for property acquisition in Hong Kong or overseas.

(2) The Bank shall have the discretion to designate and appoint an independent professional valuer to conduct the valuation on the Property (mentioned under "Security" section below) on annual basis or at any time requested by the Bank. The cost of valuation is to be borne by Bonso Advanced Technology Limited.

(3) Bonso Advanced Technology Limited shall provide to the Bank a certified copy of its annual rental reports of the Property shown the monthly rental income within two weeks from the end of each semi-annual period.

(4) Bonso Advanced Technology Limited shall undertake to insure the Property with reputable insurer in Hong Kong acceptable to the Bank throughout the whole tenor of these facilities at their own costs. Total sum insured should be at least 100% of the reinstatement value of the Property.

(5) Bonso Advanced Technology Limited shall maintain and keep at all times the Property in a good and substantial state of repair and condition and allow the Bank to view the state of repair of the Property.

(6) Bonso Advanced Technology Limited shall not sell any part or the whole of the Property without the Bank's prior consent. The proceeds from any permitted sale of the Property shall be applied towards prepayment of the facilities in inverse order of maturity.

(7) Within first 3 years after the TL2 facility drawdown, Bonso Advanced Technology Limited shall provide additional security or pay down the outstanding balance of the TL1 and TL2 facilities within 10 business days upon receipt the notice from the Bank to restore the Loan-To-Valuation Ratio at 50% or below in any event if the Loan-To-Valuation Ratio exceeds 60%.

"Loan-To-Valuation Ratio" means the ratio of aggregate outstanding amount of the TL1 and TL2 facilities to the current market value (in the opinion of the Bank's approved valuer) of the Property.

This test shall be conducted annually or at any time as per the request of the Bank and failure to comply with this condition shall be an event of default. Any prepayment made pursuant to this Top-Up Provision shall be applied in inverse order of maturity.

4. Security

The availability of the Facilities is conditional upon the Bank's receipt of the following documents in form and substance satisfactory to the Bank:-

For Bonso Advanced Technology Limited

(1) A **Charge Over Deposits/Securities** (the "Charged Securities") in the Bank's standard form(s) executed by Bonso Advanced Technology Limited for RLN1 and RLN2 facilities only. The Tangible Security Value (as mentioned below) of the deposits and/or securities charged shall at all times be not less than the outstanding balance of the RLN1 and RLN2 facilities or its equivalent in other currencies.

Bonso Advanced Technology Limited and/or Guarantor (if applicable) shall, upon receipt of notification from the Bank that the outstanding balance of the RLN1 and RLN2 facilities exceeds the Tangible Security Value, provide additional security to the Bank or pay down the outstanding of the RLN1 and RLN2 facilities to reduce the outstanding balance of the RLN1 and RLN2 facilities at or below the Tangible Security Value

"Tangible Security Value" means the value of the Charged Securities from time to time (as discounted by lending ratios applicable to different categories of charged securities where such ratios shall be determined by the Bank from time to time as it may see fit).

The Borrower and the corporate guarantor(s) (if any) and the corporate security provider(s) (if any) shall provide certified true copies of any consent, license, approval or authorization of, or registration or declaration with any governmental authority, bureau or agency required in connection with the execution, delivery, performance, validity and enforceability of this facility and all other documents required by the Bank.

The Borrower and the corporate guarantor(s) (if any) and the corporate security provider(s) (if any) shall provide such other documents, items or evidence as the Bank may reasonably request from time to time.

The Bank shall continue to hold:-

For the Borrower

(1) **Cross Guarantee** dated 27 June 2011 for unlimited amount from the Borrower.

(2) **Guarantee** dated 27 June 2011 for unlimited amount from Bonso Electronics International Inc..

For Bonso Advanced Technology Limited

(1) **All Monies First Legal Charge** over House No.27 (including the garage, garden and roof appurtenant thereto) of Savanna Garden, No.4283 Tai Po Road, Tai Po Kau, Tai Po, New Territories (the "Property") with Bonso Investment Limited as the mortgagor. The charged property is required to have insurance covered according to Clause 12 of Standard Terms and Conditions for Banking Facilities.

(2) **Rental Assignment** over the Property with Bonso Investment Limited as the mortgagor.

(3) **ISDA Master Agreement**, with the ISDA Schedule to the Master Agreement, dated 28 June 2011 made between Bonso Advanced Technology Limited and the Bank.

(4) **Assignment of Insurance Policy** dated 9 March 2012 executed by Bonso Advanced Technology Limited as policyholder(s) to assign by way of security to the Bank all the rights, titles, interests and benefits in and to a policy in the amount of USD1,000,000 and So Chun Bong Andrew as the insured party issued by an insurance company acceptable to the Bank (the "Policy"), and the proceeds of such Policy, free from all encumbrances.

For Bonso Electronics Limited

(1) **ISDA Master Agreement**, with the ISDA Schedule to the Master Agreement, dated 11 July 2011 made between Bonso Electronics Limited and the Bank.

After satisfactory completion of all documents and conditions required by the Bank, the following security will be released:-

For Bonso Advanced Technology Limited

(1) **Charge Over Securities** over charged account no. 339-014862 dated 20 June 2014 executed by Bonso Advanced Technology Limited for RLN1 and RLN2 facilities only.

The Borrower shall ensure that the legal charge and release/discharge of any property mortgaged to the Bank as security for the Facilities will contain all the usual provisions which are currently in use in Hong Kong and will be prepared by solicitors designated by the Bank.

5. <u>Undertakings</u>

The Borrower and the under-mentioned undertaking parties (if any) shall continue to undertake to the Bank as follows:-

(1) Bonso Electronics International Inc. and its subsidiaries/ associated companies shall not pledge any assets without the Bank's prior consent.

(2) The Borrower undertakes that for any Facilities denominated in Renminbi (if any), it will not directly or indirectly on-lend the proceeds of such Facilities to (i) any individuals and (ii) any Designated Business Customers if the proceeds of such Facilities (or any other Renminbi proceeds derived therefrom) are directly or indirectly credited to Renminbi accounts for the category of Designated Business Customers which are maintained for limited purposes of handling Renminbi cashnotes obtained in their ordinary course of business as Designated Business Customers and for Renminbi bond investment.

"Designated Business Customers" means establishments that have had a business relationship with a Hong Kong Renminbi business participating bank for more than three years which engage in commercial retail, catering, accommodation, transportation services, communications services, medical services, or educational services, including such establishments that have had a business relationship with such participating bank for less than three years, but with concrete evidence to show that they have the actual relevant business background.

The Borrower shall and agree to indemnify the Bank for all losses and liabilities incurred or suffered by the Bank arising out of or in connection with any breach of the above undertaking by the Borrower.

(3) The Borrower shall provide to the Bank a certified copy of its annual audited accounts/financial statements within 270 days after the end of each financial year and such other relevant financial information as the Bank may from time to time reasonably request.

(4) The corporate guarantor(s) (if any) shall provide to the Bank a certified copy of its annual audited accounts/financial statements within 180 days after the end of each financial year and such other relevant financial information as the Bank may from time to time reasonably request.

(5) Each of the Borrower and the corporate guarantor(s) (if any) and the corporate security provider(s) (if any) shall immediately inform the Bank once there are changes of its directors or beneficial shareholders or amendment to its memorandum of association (if any) and articles of association or equivalent constitutional documents and shall ensure that such changes/amendment are updated in the company registry of its place of incorporation promptly.

6. Fees

A facility review fee of HKD30,000 from Bonso Electronics Limited will be debited from the Borrower's account maintained with the Bank at the expiration of 14 days from the date of this letter unless the Bank receives the Borrower's written notification that the Facilities are no longer required within 7 Business Days from the date of this letter.

Upon completing each review of the Facilities, the Bank is authorised to debit the current account maintained by the Borrower with the Bank for the facility review fee as the Bank may prescribe from time to time.

If applicable, a valuation fee shall be payable by the Borrower for the purpose of valuation of the property by surveyor appointed by the Bank in its sole discretion. The Bank is authorised to debit the current account maintained by the Borrower with the Bank for such valuation fee as the surveyor may charge, notwithstanding that the Borrower does not accept this Facility Letter, the Facilities are not made available due to the Borrower failing to comply with the terms and conditions set out in this Facility Letter, or the Facilities are cancelled or suspended at any time.

Section 83 of the Banking Ordinance

Section 83 of the Banking Ordinance (Cap. 155, Laws of Hong Kong) has imposed on us as a bank certain limitations on advances to persons related to our directors or employees. In accepting the Facilities, the Borrower should advise us whether the Borrower is in any way related to any of our directors or employees within the meaning of Section 83 and in the absence of such advice we will assume that the Borrower is not so related. We would also ask that if the Borrower becomes so related subsequent to accepting the Facilities, the Borrower should immediately advise us in writing.

Please note that in reviewing the Facilities, we may make reference to the credit report(s) of the Borrower(s)/guarantor(s)/security provider(s) (as the case may be) from the credit reference agency(ies). If you wish to access the report(s) yourself, you can contact the credit reference agency(ies) directly at the following address:

Commercial credit reference agency:
Dun & Bradstreet (HK) Ltd., Unit 1306-1315, 13/F., BEA Tower, Millennium City 5, 418 Kwun Tong Road, Kwun Tong, Kowloon.
Tel: 2516 1100 Fax: 2960 4724

Please arrange for the enclosed copy of this letter to be signed by the Borrower and all guarantors and security providers of the Facilities and return the same to the Bank with Board Resolution(s) and Shareholder's Resolution(s) (if applicable) of the Borrower and all guarantors and security providers before **26 March 2015**, failing which our offer shall lapse unless it is extended by us at our absolute discretion.

By accepting this Facility Letter, you would agree to channel all your remittance transactions and insurance arrangement to the Bank. Our Payments and Cash Management Department and General Insurance Sales Department would contact you to offer our services on remittance and insurance respectively.

Should you have any queries, please do not hesitate to contact the following persons:-

Queries on	**Name**	**Telephone No.**
Banking arrangement	Ms. Chan Ying Tung Kelly	21984061
Factoring arrangement	Ms. Joan Kwan	21988678
Insurance	Mr. Stanley Ng	36625056
	Mr. John Li	21982522
Remittance	Mr. Billy Chow	21984534
	Remittance Hotline	21986919
Wealth management	Ms. Joey Tsang	21985534
Execution of documents	Documentation Hotline	21982094

Kindly return a signed copy of this letter and other relevant documents to **Credit Services Manager** of **Service Delivery - Credit Services & Mortgage** at **L21, Tower 2, Enterprise Square V, 38 Wang Chiu Road, Kowloon Bay, Kowloon, Hong Kong**.

We trust that you will make active use of the Facilities and are pleased to be of continued assistance.

Yours faithfully,

For and on behalf of
Hang Seng Bank Limited

CHAN Ying-tung, Kelly **LI Wai-leung, Emil**

Authorized Signature(s)

I/We hereby accept the Facilities and agree to be bound by all the terms and conditions set out in this letter and the Standard Terms and Conditions for Banking Facilities, which I/we have read and understood.

For and on behalf of BONSO ADVANCED TECHNOLOGY LTD. Authorized Signature(s)	For and on behalf of BONSO ELECTRONICS LTD. Authorized Signature(s)
Bonso Advanced Technology Limited	Bonso Electronics Limited

I/We agree to act as guarantor/ security provider of the Facilities upon the terms and conditions set out in this letter and the Standard Terms and Conditions for Banking Facilities.

For and on behalf of BONSO ELECTRONICS INTERNATIONAL INC. Authorized Signature(s)	For and on behalf of BONSO INVESTMENT LTD. Authorized Signature(s)
Bonso Electronics International Inc.	Bonso Investment Limited

VL/lky